May 5, 2009

Mr Mark Shannon

Staff Accountant

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20249

Re:

Form 10-Q

File No 333-06718

Accession Number 0001052918-09-000178

In response to your comments on our Form 10Q:

Comment no 1:

First and Second Quarter Financial Statements are expected to have been reviewed before filing due on July 15, 2009.

Comment no 2:

•

Date of notification:

On April 27th, 2009, DeJoya Griffith has notified us by email that an 8-k should be filed.

•

Identification of Financial Statements:

The Company has filed on April 20, 2009 its first quarter financials statements (10-Q file number 333-06718 AN 0001052918-09-000178).

•

Information from auditors

The auditors sent us an e-mail stating the Company had filed the 02/28/09 10-Q on March 20th, however, it had not bee reviewed by their firm. Therefore, an 8-K needed to be filed as soon as possible indicating that the 10-Q was not reviewed by the Company’s external auditors and therefore should not be relied on.

•

Board or Audit Committee

_______________________________________________________________

300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776

Neither the Board of Director, nor any of its members, nor the Audit Committee nor any of its members discussed the First Quarter statements with the independent auditors, DeJoya Griffith. As the Company had no funds available at that time and that the independent auditors required prior payment to review the financial statements, the Company filed without submitting to review.

Comment no 3:

The Company has asked that DeJoya Griffith issues such letter.

Futhermore, the Management and the Board of Directors of the Company acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company

Serge Beausoleil,

President and Chief Executive Officer

_______________________________________________________________

300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776